Exhibit 99.1

(English Translation)
June 26, 2013
TO OUR SHAREHOLDERS:
Eijiro Katsu
Representative Director
Internet Initiative Japan Inc.
1-105, Kanda Jinbo-cho, Chiyoda-ku, Tokyo, Japan

Notice Of Resolutions
At The 21st Ordinary General Meeting Of Shareholders

We hereby notify that at the 21st ordinary general meeting of shareholders of Internet Initiative Japan Inc. held today, the following items were reported and resolved.

Sincerely yours,

Subjects to be reported:

1.
Business Report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the Board of Company Auditors for the 21st term (from April 1, 2012 to March 31, 2013)

2.	Non-consolidated financial statements for the 21st term (from April 1, 2012 to March 31, 2013)

In this respect, the contents of the above two documents were reported.

Subjects to be resolved:

Item 1:	Appropriation of Retained Earnings
This item was resolved as originally proposed. The dividends were determined as follows:
1.  Type of dividend property
 Cash
2.  Matters concerning allocation and total amount of dividend property
 The Company proposes to pay \10 per share of common stock. In this case, the total amount of dividends is \405,368,000.
3.  Effective date of dividend payment
The Company proposes June 27, 2013 as the effective date of the dividend payment.

Item 2:	Partial Amendments to the Articles of Incorporation
This item was resolved as originally proposed.

Item 3:	Election of Six (6) Directors
This item was resolved as originally proposed.
The election of the following six (6) Directors was resolved, Koichi Suzuki, Eijiro Katsu,  Hideshi Hojo, Hitoshi Imafuku, Junnosuke Furukawa and Toshinori Iwasawa.

Item 4:	Election of One (1) Company Auditor
This item was resolved as originally proposed.
The election of the following one (1) Company Auditor was resolved, Mr. Chiaki Furuya.

Item 5:	Grant of Retirement Allowance to Retired Auditor
This item was resolved as originally proposed.

It was resolved that retirement allowance to retired full-time Company Auditor Mr. Shunichi Kozasa be paid in accordance with his achievements as a full-time Company Auditor within a reasonable amount according to the rules of the Company. The determination of the amount, timing and method of the retirement allowance payment, etc. is entrusted to the Board of Company Auditors.

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